June 4, 2021	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney

Brian Cascio

Abby Adams

Laura Crotty

Re:	HCW Biologics Inc.

Registration Statement on Form S-1

Filed May 26, 2021

File No. 333-256510

Ladies and Gentlemen:

On behalf of HCW Biologics Inc. (the “Company”), in response to Comment 12 contained in the letter dated May 13, 2021 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) we provide the proposed preliminary price range of the shares of the Company’s common stock (“Common Stock”) to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (No. 333-256510), initially filed with the Commission on May 26, 2021 (the “Registration Statement”). The numbered paragraph below corresponds to the numbered comment in the Comment Letter and the Staff’s comments are presented in bold italics.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

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Response:

To assist the Staff in its evaluation of the Company’s determination of the fair value of its Common Stock, stock compensation disclosures, and certain other matters, the Company supplementally advises the Staff that on May 27, 2021, Kingswood Capital Markets, a division of Benchmark Investments, Inc. (the “Lead Underwriter”), the lead underwriter for the IPO advised the Company that, based on a number of factors, including the progress of the Company’s preclinical studies and IND-enabling activities, impending clinical trials, other developments in the Company’s business, and current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[A1] to $[A2] per share (the “Preliminary Price Range”).1

The Preliminary Price Range does not take into account any discount for the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriter. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions. Prior to May 27, 2021, the Lead Underwriter had not provided the Company with any specific estimated price range.

The Company has historically determined the fair value of its Common Stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, the Company’s Board of Directors (the “Board”) considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Common Stock as further disclosed on page 96 of the Registration Statement.

Historical Fair Value Determination and Methodology

To facilitate the Staff’s review, the table below contains a complete list of shares of Common Stock underlying all stock options granted since the beginning of the Company’s most recently completed fiscal year, the year ended December 31, 2020, together with the exercise price per share and the underlying Common Stock fair value per share used for financial reporting purposes.

[1]

The Company will include a narrower bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Price Range (after giving effect to a reverse stock split prior to commencement of the road show). The parameters of the bona fide price range to be included in the Registration Statement at the time of the commencement of the Company’s road show will be subject to then-current market conditions, continuing discussions with the Lead Underwriter and material business developments impacting the Company, and due to the volatility in the securities markets.

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	Grant date	Number of shares	Exercise or Purchase Price per share	Estimated fair value of common stock per share on grant date
1	March 31, 2020	30,000	$0.06	$0.06
2	June 16, 2020	8,000	$0.06	$0.06
3	September 29, 2020[2]	12,000	$0.06	$0.06
4	September 29, 2020	10,000	$0.09	$0.09
5	December 22, 2020	481,000	$0.09	$0.09
6	December 24, 2020	75,000	$0.09	$0.09

	Total	616,000

The Board determined the fair value of the Common Stock based on several factors, which may include any or all of the listed factors on page 96 of the Registration Statement. Beginning with the issuance of shares of Series B Preferred Stock (the “Series B Financing”) in December 2019, as a factor in its determination, the Board obtained contemporaneous valuation assessments utilizing the assistance of an independent third-party valuation specialist whenever it anticipated granting a material amount of stock options. At each grant date when the Board did not obtain a contemporaneous third-party valuation assessment, the Board considered whether any events occurred that would trigger any material changes to the Company’s business or would require adjustment to the estimated fair value from the previous valuation date and incorporated, as appropriate, these events into each of its valuation determinations.

March and June 2020 Option Grants

Prior to granting stock options in 2020, in connection with the Series B Financing in December 2019, the Board conducted a contemporaneous valuation assessment with the assistance of a third-party valuation specialist (the “December 2019 Valuation Assessment”). Based on a number of factors including a valuation analysis using the Option Pricing Method (“OPM”), the Board determined that the fair value of the Common Stock for stock options granted on December 19, 2019 was $0.06 per share. At the time of such valuation, in addition to the independent third-party valuation assessment and the recent completion of the arm’s-length Series B Financing, the Board also considered the following factors:

•

Including the shares issued in the Series B Financing, the Company had a cumulative liquidation preference of $18.2 million attributable to its outstanding shares of redeemable preferred stock (in addition to redemption rights and other rights, preference and privileges) pursuant to its certificate of incorporation;

•

Unaffiliated third parties negotiated the terms of, and purchased $9.5 million of the $12.6 million of shares of Series B preferred stock sold in, the Series B Financing at a purchase price of $0.45 per share.

•	All of the Company’s programs were pre-clinical.

•

The Company was in a discovery phase of building molecules under its internally-developed immunotherapy platform, and had not yet identified its lead product candidates or narrowed its strategic focus.

[2]	This grant was documented on September 29, 2020 but the terms of the grant were agreed to between the Company and the employee in January 6, 2020.

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•	The Company had made significant progress toward building and protecting its intellectual property through provisional patent filings.

•	The Company began cGMP manufacturing, including master cell banking and feasibility runs.

•

The Company had grown headcount from 11 to 39, including the hiring of its Chief Scientific Officer, Senior Vice President of Business Development, Vice President of Development, Chief Financial Officer and other senior administrative personnel.

Accordingly, at each grant date in March and June 2020, the Board determined that the fair value of the Common Stock was $0.06 per share because no major event had occurred since December 2019 that would trigger a change in the fair value of the Common Stock. In particular, the Company had not completed a material financing.

The difference between the fair values for the Common Stock as of March 31, 2020 and June 16, 2020 and the Preliminary Price Range is attributable to the factors identified by the Board in the December 2019 Valuation Assessment, including without limitation the fact that the Company issued a total of $18.2 million of redeemable preferred stock, with redemption and liquidation preferences (in addition to other rights, preferences and privileges), and the Series B Financing was led by new investors, who purchased $9.5 million of the $12.6 million of shares of Series B preferred stock sold at a purchase price of $0.45 per share. Additionally, the Company further notes that it did not contemplate commencing an initial public offering process at either grant date.

September 2020 Option Grant

The next date on which stock options were granted coincided with the first closing of the Company’s Series C preferred stock financing (the “Series C Financing”) on September 29, 2020. The Series C Financing was completed in series of closings from September to November 2020, with the majority of the capital raised from existing investors, including a minority investment by Dr. Hing C. Wong, the Company’s founder and Chief Executive Officer, at a purchase price of $0.88 per share (the “Series C Preferred Stock Price”). In connection with its grant of options to purchase 10,000 shares, the Board conducted a valuation assessment of the Common Stock without the use of a third-party valuation specialist, and determined that the fair value of a share of Common Stock on the grant date was $0.09 per share.

The difference between the fair values for the Common Stock as of September 29, 2020 and the Preliminary Price Range is attributable to the stage of the Company’s development and the substantial liquidation preferences of the redeemable preferred stock, as described above. The Company further notes that it did not contemplate commencing an initial public offering process at the grant date.

December 2020 Option Grants

Based on a number of factors including a valuation analysis using the OPM, the Board conducted a contemporaneous valuation assessment with the assistance of a third-party valuation specialist and determined that the fair value of the Common Stock for equity awards granted on December 22, 2020 and December 24, 2020 was $0.09 per share. At the time of the valuation, in addition to the independent third-party valuation assessment and the recent completion of the Series C Financing, the Board also considered the following factors:

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•

Including the shares issued in the Series C Financing, the Company had a cumulative liquidation preference of $29.2 million attributable to its outstanding shares of redeemable preferred stock (in addition to redemption rights and other rights, preference and privileges) pursuant to its certificate of incorporation;

•	Series C Financing was primarily led by existing investors, with a minority of the funding coming from new investors.

•

The Company had recently pivoted its strategy to focus on injectable immunotherapeutics and out-license applications or molecules that were outside its focus area, such as cell therapy based applications for HCW9201 and HCW9206, which had been licensed to Wugen, Inc. in December 2020, generating revenues and other value for the Company.

•	The Company initiated IND-enabling studies for one of its lead product candidates, HCW9218.

•	The Company’s other programs were pre-clinical or discovery stage.

•	The Company had begun to make progress with cGMP manufacturing and building up its supply of clinical materials for upcoming clinical trials.

The difference between the fair values for the Common Stock as of December 22, 2020 and December 24, 2020 and the Preliminary Price Range is attributable to, among other things, the stage of the Company’s development, including its then-recent change in strategy to begin focusing on injectable immunotherapeutics, the substantial redemption rights and liquidation preferences of the redeemable preferred stock, and the other factors as described above. While the Company out-licensed compounds to Wugen, Inc. at the time of the valuation assessment, the Board did not believe this event meaningfully impacted the fair value of the Common Stock because the entry into the license with Wugen, Inc. had been contemplated at the time of the Series C Financing. The Company further notes that it did not contemplate commencing an initial public offering process at either grant date.

The information identified as [A1] and [A2] in the Company’s response to the Staff’s comment are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

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If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.

Sincerely,

/s/ William L. Hughes, Esq.

William L. Hughes, Esq.

cc:	Hing C. Wong, HCW Biologics Inc.

Rebecca Byam, HCW Biologics Inc.

Nicole Valdivieso, HCW Biologics Inc.

Becky Linnett, Grant Thornton LLP

Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP

Richard A. Friedman, Esq., Sheppard Mullin, LLP

Stephen A. Cohen, Esq., Sheppard Mullin, LLP

Exhibit:

Attachment A (provided under separate cover)